SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                 Report on Form 6-K for the month of April 2003

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X   Form 40-F
                                ---            ---

         Enclosures:

         A notification dated 11 April 2003 advising of the purchase of 754 Ordinary shares of 25p each in the Company by J M Baddeley, a director of the Company.

       THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
              SERVICE AT 12.27 HRS ON 11 APRIL 2003 UNDER REF.NO.
                              PRNUK-1104031224-2566



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

--------------------------------------------------------------------------------
1.  Name of company                         2. Name of director
--------------------------------------------------------------------------------
    The BOC Group plc                          Julia Margaret BADDELEY
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
3.  Please state whether notification       4. Name of the registered holder(s)
    indicates that it is in respect of         and, if more than one holder,
    holding of the shareholder named in        the number of shares held by
    2 above or in respect of a non-beneficial each of them (if notified) interest or in the case of an individual holder if it is a holding of that
    person's spouse or children under
    the age of 18 or in respect of a
    non-beneficial interest
--------------------------------------------------------------------------------
    Holding in respect of director             Julia Margaret BADDELEY
    named in 2 above
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
5.  Please state whether notification       6. Please state the nature
    relates to a person(s) connected           of the transaction. For PEP
    discretionary                              transactions please indicate
    with the director named in 2               whether general/single co PEP
    above and identify the connected           and if discretionary/non
    person(s)                                  discretionary
--------------------------------------------------------------------------------
    N/a                                        Purchase
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
7.  Number of    8. Percentage of    9. Number of             10. Percentage of
    shares/amount   of issued class     shares/amount of          issued class
    of stock                            stock disposed
    acquired
--------------------------------------------------------------------------------
    754             Less than 0.1%      N/a                       N/a
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
11. Class of    12. Price per       13. Date of               14. Date
    security        share               transaction               company
                                                                  informed
--------------------------------------------------------------------------------
    Ordinary       796.25p              11 April 2003             11 April 2003
    shares of
    25p each
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
15. Total holding following this    16. Total percentage holding of issued
    notification                        class following this
                                        notification
--------------------------------------------------------------------------------
    1,254                               Less than 0.1%
--------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
--------------------------------------------------------------------------------
17. Date of grant                   18.  Period during which or date on which
                                         options exercisable
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
19. Total amount paid (if any)      20.  Description of shares or
    for grant of the option              debentures involved: class, number
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
21. Exercise price (if fixed        22.  Total number of shares or debentures
    at time of grant) or                 over which options held following this
    indication that price is             exercise
    to be fixed at time of
    notification
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
23. Any additional information      24.  Name of contact and telephone number
                                         for queries
--------------------------------------------------------------------------------
                                         Carol Hunt Tel:  01276 807759
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
25. Name and signature of authorised company official responsible for making this notification

    Carol Hunt, Deputy Company Secretary
    Date of notification ___11 April 2003__________________
--------------------------------------------------------------------------------

                                    SIGNATURE



          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: May 1, 2003



                                      By: /s/ David Kinnair
                                          -------------------------------------
                                          Name:  David Kinnair
                                          Title: Assistant Company Secretary